March 8, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jim Rosenberg

Re:	Myriad Genetics, Inc.
Form 10-K for Fiscal Year Ended June 30, 2011
File No. 000-26642

Ladies and Gentlemen:

On behalf of Myriad Genetics, Inc., a Delaware corporation (the “Company”), I am hereby filing this response to the comments contained in the letter dated February 24, 2012, from Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant, of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to me concerning the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2011 (the “2011 Annual Report”). The 2011 Annual Report was filed with the Commission on August 15, 2011.

As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter. Unless otherwise stated, all references to “Myriad,” “we,” “us,” “our,” the “Company” and similar designations refer to Myriad Genetics, Inc. and its subsidiaries.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Comment:

1.	Please provide us proposed disclosure to be included in future periodic reports that quantifies each significant factor that resulted in the increase in research and development costs for each period. For example, quantify how much related to your existing products, new products being developed internally, products being acquired, etc.

MYRIAD GENETICS, INC. * 320 WAKARA WAY, SALT LAKE CITY, UTAH 84108 * (801) 584-3600 * FAX (801) 584-3640

Response:

In response to this comment, we propose to revise the disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Item 7 in all future filings by the Company under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), where such disclosure is applicable, and to be updated as circumstances dictate, as set forth below. Language in “bold” will be added to the disclosure while language with “~~strikethrough~~” will be deleted from the disclosure contained on page 43 of the 2011 Annual Report:

Research and development expenses are comprised primarily of salaries and related personnel costs, laboratory supplies, molecular diagnostic development, equipment and facility costs. Research and development expenses for continuing operations incurred during the fiscal year ended June 30, 2011 were $27.8 million compared to $21.9 million for the prior fiscal year. This increase of 27% was primarily due to ~~increased research and development costs associated with clinical studies to support our existing molecular diagnostic tests, internal molecular diagnostic test discovery and development, acquisition costs of new technologies and pipeline tests, and the launch of new tests.~~ the following:

•	an increase of approximately $2.5 million in internal development activities and clinical studies to support our existing molecular diagnostic testing products;

•	an increase of approximately $2.0 million due to the in-license of molecular diagnostic testing product candidates;

•	an increase of approximately $0.8 million due to the internal development of future molecular diagnostic product candidates; and

•	an additional $0.6 million in companion diagnostic discovery costs from our newly acquired Myriad RBM subsidiary.

We expect that our research and development expenses will increase over the next several years as we work to develop our test pipeline and expand our offerings of molecular diagnostic tests and companion diagnostic tests.

Notes to Consolidated Financial Statements

Note 8. Income Taxes, page F-20

Comment:

2.	Please address the following:

a.	Reconcile for us the $31,653,000 of excess tax benefits that you state was credited to additional paid in capital during the year ended June 30, 2011 to where that amount is included in your consolidated statements of stockholders’ equity and show us the journal entry you made to record this amount.

Response:

ASC 718-740-25-10 indicates that, “A share option exercise may result in a tax deduction before the actual realization of the related tax benefit because the entity, for example, has a net operating loss (“NOL”) carryforward. In that situation, a tax benefit and a credit to additional paid-in capital for the excess deduction would not be recognized until the deduction reduces taxes payable.”

The Company adopted FASB Statement 123(R) (as codified in ASC 718) on July 1, 2005. Prior to its adoption of Statement 123(R), and in accordance with APB Opinion 25, the Company recognized a deferred tax asset (“DTA”) for its NOL carryforwards attributed to excess tax deductions from share-based compensation. Additionally, during the period prior to adoption of Statement 123(R), the Company established a valuation allowance in the same year in which it recognized the DTA associated with the excess tax benefits.

At its September 13, 2005 meeting, the FASB Statement 123(R) Resource Group agreed that the accounting for reversals of the valuation allowance after adoption of Statement 123(R) depends on how the valuation allowance was originally established. In the case of an entity that established the valuation allowance in the same year in which it recognized the DTA associated with the excess tax benefit, the valuation allowance would have been originally recognized through equity (i.e., no net excess tax benefit was recognized in equity.) Therefore, when the entity is required to reverse its valuation allowance under ASC 740 after adopting Statement 123(R), it should not reverse the portion of the valuation allowance recorded against the pre-Statement 123(R) DTA until the excess tax benefit is realized.

During the year ended June 30, 2011, the Company realized excess tax benefits of $31,653,000 attributable to periods prior to the adoption of Statement 123(R) for which it had previously established a deferred tax asset and related valuation allowance. In accordance with the guidance of the FASB Statement 123(R) Resource Group in its September 13, 2005 meeting, the Company reversed the valuation allowance in the year ended June 30, 2011.

In addition to the reduction in taxes payable for pre-FAS 123(R) excess tax benefits, the Company also recognized $27,178,000 of excess tax benefits attributable to periods after the adoption of Statement FAS123(R). These prior excess tax deductions had resulted in net operating losses carryfowards for which no deferred tax asset had been recorded. Pursuant to ASC 718-740-25-10, the tax benefit and corresponding credit to additional paid-in capital were recognized in the year ended June 30, 2011 due to realization of such excess tax benefits by a reduction in taxes payable.

This is reconciled to the Consolidated Statements of Stockholders’ Equity and Comprehensive Income as follows:

Realized excess tax benefits attributable to the period prior to the adoption of Statement 123(R) - originally reflected as a DTA and corresponding valuation allowance.	$31,653,000

Realized excess tax benefits attributable to the period after the adoption of Statement 123(R)	27,178,000

Total stock-based compensation tax benefits (Consolidated Statements of Stockholders’ Equity and Comprehensive Income)	$58,831,000

The journal entries to record this are as follows:

Deferred tax expense	$31,653,000
DTA - NOL	$31,653,000

To reverse the DTA for NOLs attributable to pre-123(R) excess tax benefits

DTA - Valuation allowance	$31,653,000
Deferred tax expense	$31,653,000

To reverse valuation allowance due to realization of pre-123(R) excess tax benefits

Income taxes payable	$58,831,000
Additional paid-in capital	$58,831,000

Reduction in taxes payable attributable to excess tax benefits (ASC 718-740-25-10)

Furthermore, we propose to revise the disclosure in Note 8, “Income Taxes,” in all future filings by the Company under the Exchange Act where such disclosure is applicable, and to be updated as circumstances dictate, as set forth below. Language in “bold” will be added to the disclosure while language with “~~strikethrough~~” will be deleted from the disclosure contained on F-21 of the 2011 Annual Report:

For the year ended June 30, 2011, the Company realized $58,831,000 of excess tax benefits from stock-based compensation as a reduction of taxes payable, which benefit is credited directly to additional paid-in capital. Of this amount, $31,653,000 resulted from excess tax benefits incurred prior to the adoption of FASB Statement 123(R) (as codified in ASC 718). The remaining $27,178,000 resulted from excess tax benefits incurred subsequent to the adoption of Statement 123(R).

The Company adopted Statement 123(R) on July 1, 2005. Prior to the adoption of Statement 123(R), the Company recorded deferred tax assets for net operating losses attributable to stock-based compensation excess tax benefits and a corresponding valuation allowance. According to guidance, the valuation allowance attributable to these excess tax benefits is not reversed until the excess tax benefits are realized as a reduction of taxes payable. During the year ended June 30, 2011, the Company realized a significant portion of the excess tax benefits attributable to the periods prior to the adoption of Statement 123(R) and reversed the corresponding valuation allowance. The following table presents a reconciliation of income tax expense to reflect the realization of these excess tax benefits and the corresponding change in valuation allowance.

	Years ended June 30,
(in thousands)	2011	2010	2009
Total current tax expense	$64,616	$16,581	$193

Deferred tax expenses (benefit):
Deferred tax expense attributable to realization of stock-based compensation excess tax benefits due to utilization of net operating loss carryforward deferred tax assets – credited to additional paid-in capital	31,653	—	—

Other deferred tax expense	(2,304)	42,863	28,309

Net deferred tax expense before change in valuation allowance	29,349	42,863	28,309

Decrease in valuation allowance attributable to stock-based compensation tax benefits – credited to additional paid-in capital	(31,653)	—	—

Decrease in valuation allowance attributable to income tax expense (benefit)	(3,371)	(70,913)	(28,309)

Net decrease in valuation allowance	(35,024)	(70,913)	(28,309)

Total deferred tax benefit	(5,675)	(28,050)	—

Total income tax expense (benefit)	$58,941	$(11,469)	$193

~~The net changes in the valuation allowance for the years ended June 30, 2011, 2010 and 2009 were as follows:~~

~~Years ended June 30,~~
~~(in thousands)~~	~~2011~~			~~2010~~			~~2009~~
~~Increase (decrease) in valuation allowance~~	~~$~~	~~(35,024~~	~~)~~	~~$~~	~~(70,913~~	~~)~~	~~$~~	~~(28,309~~	~~)~~

Comment:

2.	Please address the following:

b.	Refer to the $58,831,000 stock-based compensation tax benefits credited to additional paid in capital in your statements of stockholders’ equity during the year ended June 30, 2011 and the same amounts reflected as an adjustment reducing net cash provided by operating activities and increasing net cash provided by financing activities in your consolidated statement of cash flows. Reconcile this benefit to the table of current and deferred income tax expense and to the table that reconciles your income tax expense to the statutory federal income tax rate. Further, tell us how reflecting these line items in your statement of cash flows complies with GAAP.

Response:

ASC 718-740-35-3 indicates, “If a deduction reported on a tax return for an award of equity instruments exceeds the cumulative compensation cost for those instruments recognized for financial reporting, any resulting realized tax benefit that exceeds the previously recognized deferred tax asset for those instruments is the excess tax benefit.”

Excess tax benefits are recorded as an increase (credit) to paid-in capital and are not recorded as an income tax benefit. Accordingly, they are not included in the reconciliation of income tax expense, nor are they included as a component of the effective rate reconciliation.

ASC 230-10-45-14 and 230-10-45-17 require that the excess tax benefit associated with an individual share-based payment be included in the statement of cash flows as a cash inflow from financing activities and a cash outflow from operating activities.

In addition, see our response to Comment 2 a. detailed previously.

Comment:

2.	Please address the following:

c.	Reconcile the $35,024,000 change in valuation allowance during the year ended June 30, 2011 reflected in your table of current and deferred income tax expense to the 2.1% change in valuation allowance reflected in the table that reconciles your income tax expense to the statutory federal income tax rate.

Response:

At its September 13, 2005 meeting, the FASB Statement 123(R) Resource Group agreed that the accounting for reversals of the valuation allowance after adoption of Statement 123(R) depends on how the valuation allowance was originally established. In the case of an entity that established the valuation allowance in the same year in which it recognized the DTA associated with the excess tax benefit, the valuation allowance would have been originally recognized through equity (i.e., no net excess tax benefit was recognized in equity.) Therefore, when the entity is required to reverse its valuation allowance under ASC 740 after adopting Statement 123(R), it should not reverse the portion of the valuation allowance recorded against the pre-Statement 123(R) DTA until the excess tax benefit is realized.

Due to sustained positive operating performance and availability of expected future taxable income, the Company concluded that it is more likely than not that the benefits of its deferred tax assets will be realized. Accordingly, the Company reversed the valuation allowance on a significant portion of the Company’s gross deferred income tax assets during the year ended June 30, 3010. However, in compliance with the guidance of the Statement 123(R) Resource Group, the Company did not reverse the portion of the valuation allowance recorded against the pre-Statement 123(R) DTAs until the excess tax benefit was realized in 2011.

Of the $35,024,000 change in valuation allowance during the year ended June 30, 2011, $31,653,000 resulted from the realization of excess tax benefits attributable to the period prior to adoption of Statement 123(R). Due to the fact that the Company established a valuation allowance against the DTA in the same year in which it recognized the DTA, the valuation allowance was originally recognized through equity. Its reversal in the year ended June 30, 2011 is correspondingly recognized through equity and has no effect on the Company’s income tax expense, nor on the effective rate reconciliation.

The remaining $3,371,000 ($35,024,000 less $31,653,000) of the change in valuation allowance is not attributable to excess tax benefits and, accordingly, represents the 2.1% reconciling item between the Company’s income tax expense and the statutory federal income tax rate.

In addition, see our response to Comment 2 a. detailed previously.

Comment:

2.	Please address the following:

d.	Tell us the factors that determined whether net operating losses are reflected as deferred income tax assets versus those that are not and how your accounting complies with GAAP.

Response:

ASC 718-740-25-10 indicates that, “A share option exercise may result in a tax deduction before the actual realization of the related tax benefit because the entity, for example, has a net operating loss carryforward. In that situation, a tax benefit and a credit to additional paid-in capital for the excess deduction would not be recognized until the deduction reduces taxes payable.” The following factors were used in determining whether or not net operating losses should be reflected as deferred income tax assets:

1.	NOLs resulting from stock based excess tax deductions for the periods after the adoption of Statement 123(R) have not been reflected as deferred tax assets in compliance with ASC-718-740-25-10. Any tax benefit is recognized as a credit to additional paid-in capital only when the excess deduction NOL carryforward reduces taxes payable.

2.	NOLs resulting from stock based excess tax deductions for the periods prior to the adoption of Statement 123(R) have been recorded as deferred tax assets in compliance with APB Opinion 25. A valuation allowance was established in the same year as the excess tax deduction. Both the DTA and corresponding valuation allowance were retained upon adoption of Statement 123(R) and are reversed only upon realization of the tax benefit through a reduction in taxes payable. This is in compliance with the guidance of the Statement 123(R) Resource Group, as indicated in their September 13, 2005 meeting.

3.	All other NOL carryfowards are reflected as deferred income tax assets, pursuant to ASC 740-10-25-2(b).

Comment:

2.	Please address the following:

e.	Refer to your discussion of income tax expense on page 44 in MD&A under results of operations for the years ended June 30, 2011 and 2010. Provide us support for the statement that the income tax benefit of $11.5 million in 2010 consisted of the reversal in full of your valuation allowance when your valuation allowance at June 30, 2010 was $39,786,000. Also provide us support for your statement that 2011 contained no benefit from the reversal of previous valuation allowances given that you show $35,024,000 change in valuation allowance during the year ended June 30, 2011 reflected in your table of current and deferred income tax expense. Further, tell us why your discussion of income tax expense for 2011 does not address the $58,831,000 stock-based compensation tax benefits shown as a reduction to adjust net income in your statement of cash flows. If necessary after reconsidering statements you have made in this discussion, provide us revised proposed disclosure of the discussion of income tax expense for 2011 and 2010 to be included in future periodic reports.

Response:

We believe that the items noted have been reconciled in our response to comment 2 a. and concur that clarification should be made. We propose to revise the disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Item 7 in all future filings by the Company under the Exchange Act where such disclosure is applicable, and to be updated as circumstances dictate, as set forth below. Language in “bold” will be added to the disclosure while language with “~~strikethrough~~” will be deleted from the disclosure contained on page 44 of the 2011 Annual Report:

Income tax expense for the fiscal year ended June 30, 2011 was $58.9 million, for an effective rate of approximately 37%, compared to income tax benefit of $11.5 million ~~in the 2010 period~~ for the year ended June 30, 2010, for an effective rate of (8%). ~~Income tax benefit for the fiscal year ended June 30, 2010 consisted of the reversal in full of our valuation allowance previously offsetting our net deferred tax assets. Income tax expense for the year ended June 30, 2011 was based on the application of an annual effective rate and contained no benefit from the reversal of previous valuation allowances.~~ The difference between the effective rate for fiscal 2011 and fiscal 2010 is primarily attributable to the reversal in fiscal 2010 of a significant portion of our valuation allowance against our deferred tax assets. Our annual effective rate for the year ended June 30, 2011 of 37% differs from the federal statutory rate of 35% primarily due to state income taxes. ~~Due to the utilization of net operating loss carryforwards that offset our taxes payable, our current income tax expense in fiscal 2011 is significantly higher than our actual cash paid for income taxes which primarily represented alternative minimum state tax liabilities~~ For the year ended June 30, 2011 we realized $58.8 million of excess tax benefits from stock-based compensation as a reduction of taxes payable. Excess tax benefits from stock-based compensation are credited directly to additional paid-in capital and are not included in income tax expense. Accordingly, they do no impact our effective income tax rate. Due to the realization of these excess tax benefits and the utilization of net operating loss carryforwards that offset our taxes payable, our current income tax expense in fiscal 2011 is significantly higher than our actual cash paid (see Note 8 in the fiscal 2011 Notes to Consolidated Financial Statements.)

*        *        *

In addition, as requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

As requested, this response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing this letter.

We hope that the above responses and the proposed revisions to the Company’s future filings will be acceptable to the Commission. Please do not hesitate to call me at (801) 584-3600 with any questions regarding this letter. Thank you for your time and attention.

Very truly yours,

/s/ James S. Evans

James S. Evans
Chief Financial Officer

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz, Esq.
Scott A. Samuels, Esq.